Exhibit 99.1

Carlton Rose Joins REE Automotive Board of Directors

TEL AVIV (June 27, 2023) – GlobeNewswire – REE Automotive Ltd. (Nasdaq: REE) today announced that Carlton Rose, former global president of fleet maintenance and engineering at UPS, has been appointed to the company’s board of directors, effective immediately.

“Carlton, who spent 42 years at UPS, is one of the most experienced and respected fleet leaders in the world bringing invaluable expertise and a wealth of experience to REE,” said Arik Steinberg, chairman of REE. “We will greatly benefit from his management and industry experience as we continue to shape our long-term vision and strategy.”

"I am excited to join REE’s board of directors at this paramount time in the company’s evolution,” said Carlton Rose. “Over several years I have watched it transform from a startup to a company focused on scaling production as a highly innovative and commercially competitive electric vehicle solution. I look forward to applying my strategic expertise and insights of the industry, as former global president of fleet maintenance and engineering at UPS, managing over 330,000 pieces of equipment around the world.”

“During my time at UPS, I led the development and deployment of over 16,000 low and zero emission, alternate fuel and advanced technology vehicles,” Rose continued. “REE’s focus on innovation, electrification and automation provide a compelling foundation to accelerate e-mobility across multiple vehicle classes, use cases and applications. I believe that better is before us and that REE will come out a leader in the commercial EV industry.”

“It has been exactly four years since we first met Carlton and his team in Tel Aviv where we presented the REEcorner tech to UPS,” said Daniel Barel, co-founder and CEO of REE. “Carlton’s deep industry knowledge and real-life experience in new technology introduction will be of immense addition to REE as we continue to strengthen strategic partnerships with industry-leading dealers and fleet customers.”

To learn more about REE Automotive’s patented technology and unique value proposition that position the company to break new ground in e-mobility, visit www.ree.auto.

Media Contact

Malory Van Guilder

Skyya PR for REE Automotive

+1 651-335-0585

ree@skyya.com

Investor Contact

Kamal Hamid

VP Investor Relations | REE Automotive

+1 303-670-7756

investors@ree.auto

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With complete design freedom, vehicles Powered by REE are equipped with the revolutionary REEcorner, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are future proofed, autonomous capable, offer a low TCO, and drastically reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to plans, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, “designed,” “target” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its future results, operations and financial performance and condition.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve an unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risk factors that could affect REE’s future performance and could cause actual results to differ include, but are not limited to: REE’s ability to commercialize its strategic plan, including its plan to successfully evaluate, produce and market its newest medium-duty electric box truck built on a P7 cab chassis, as discussed in this press release; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2023 and in subsequent filings with the SEC.